UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55494
Santander UK Group Holdings plc
(Exact name of Registrant as Specified in its Charter)
2 Triton Square Regent’s Place London NW1 3AN United Kingdom +44 (0) 870 607 6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary Shares of nominal value of £1 each
(Title of each class of securities covered by this Form)

2.875% Notes due 2020

3.125% Notes due 2021

2.875% Notes due 2021

3.571% Notes due 2023

3.823% Fixed Rate / Floating Rate Notes due 2028

3.373% Fixed Rate / Floating Rate Notes due 2024

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Under 300 in respect of each class of securities covered by this Form 15

Pursuant to the requirements of the Securities Exchange Act of 1934 Santander UK Group Holdings plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SANTANDER UK GROUP HOLDINGS PLC

Date: March 28, 2018                                                                         By: /s/ Joanne Wainwright

    Name: Joanne Wainwright

    Title: Authorized Signatory